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                                                                    EXHIBIT 99.1

                                                           [English Translation]



June 27, 2003
Corporate Disclosure on Inquiry

Hanaro Telecom, Inc.

     Hanaro Telecom, Inc. ("Hanaro" or "the Company") held a Board of
Directors meeting on June 24, 2003, and the Board discussed terms and conditions of the investment by foreign investors that the Company has been pursuing. The Board meeting will be resumed on July 3, 2003 for the matter. Any developments and/or decisions made on this matter will be filed in a timely manner.